UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

      	December 7, 2007


Jean-Christophe Hadorn
Chief Executive Officer
SES Solar Inc.
129 Route de Saint-Julien, Plan-les-Ouates
Geneva  Switzerland

      Re:	SES Solar Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed November 9, 2007
      File No. 333-140864
      Form 10-KSB for the Fiscal Year Ended December 31, 2006
      Filed May 16, 2007
      File No. 0-49891

Dear Mr. Hadorn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. We note your response to comment one from our letter dated
March
22, 2007.  Please check the Rule 415 box or advise.

Prospectus Cover Page
2. You disclose that the shares have not been registered under state securities laws. With a view to disclosure, advise us where you anticipate resales will occur and why you believe that blue sky registration is not required in those states.

Management`s Discussion and Analysis, page 26
3. It is not sufficient to represent that operating cash flows, cash and cash equivalents and cash received from equity financings will address your operating cash needs for the next twelve month period when the financial statements and disclosures show otherwise. Please revise your Liquidity and Capital Resources to disclose in quantified terms approximately how much you believe will be available from debt financing, available cash, future equity financing and any other sources that you anticipate using to meet working capital requirements for the next twelve months. We note your net operating cash outflows as of September 30, 2007 and each the two fiscal years ended December 31, 2006. Also, we note $3.1 million of cash equivalents at September 20, 2007 is required as a short term deposit to maintain an outstanding line of credit with your lender.

Executive Compensation, page 39
4. We note your response to comment 11 from our letter dated March 22, 2007. Please include the CFO, Sandrine Crisafulli, in the summary compensation table, or advise.

Certain Relationships and Related Transactions, page 43
5. Please revise to clarify, if true, that the 48,286,817 shares issuable to Christiane Erne, Jean-Christophe Hadorn and Claudia Rey were granted in exchange for the individuals` approval of the share exchange agreement. Quantify the number of shares issued and issuable to each of the three persons under the share exchange agreement
6. You reference outstanding receivables from a major stockholder on page F-40. Please revise this section to identify the stockholder and disclose the material terms of the arrangement.
7. We note the statement on page F-37 that the long term escrow agreement requires that you obtain additional financing in the amount of CHF 12 million by November 30, 2007. We also note the statement on page 44 that you obtained the necessary financing to satisfy the
"subsequent escrow" and credit line escrow agreement. Revise to briefly clarify and distinguish the separate escrow agreements, and state whether and which of your recent financings satisfy each requirement, including the requirement to obtain CHF 12 million by November 30, 2007.

Interim Financial Information as of September 30, 2007

Note 10. Stockholders` Equity, page F-11
8. Please advise or revise your disclosure to be consistent with the number of common shares issued and outstanding on the face of the balance sheet.
9. We refer you to the second to last paragraph on page F-13. Please advise if the agreement with Standard Atlantic has been filed as an exhibit in an EDGAR filing. Also tell us if the fee was paid for the consummation of the merger transaction, for providing consulting services over a 24 month period or some combination of services. Please also tell us why the amount was paid upon closing of the transaction and your basis in GAAP for deferring the expense.
10. In the last paragraph of Note 10 on page F-13 you state that the company did obtain additional financing as of September 18, 2007. Please tell where the financial statements reflect this financing. If there are no cash flows as of September 30, 2007, please revise to clarify this fact.

Annual Financial Statements as of December 31, 2006

Note 4. Sales Contracts under Completed-Contract Method, page F-27
11. You disclose that you recognize revenue under the cost of completion and completed contract methods. Please advise or revise the disclosures to present the applicable method.

Note 5. Restatement, page F-27
12. Please remove the use of terms that are not defined in SFAS
No.
154 and use the terms in the Statement. For example, the accounting change reflected in the treatment of the related party loan extinguishment is an error rather than a reclassification. See paragraph 2.h. of SFAS No. 154.

Note 6. Cash and Cash Equivalents, page F-32
13. Please tell us if the $2.5 million of short term investments is the short-term deposit used to secure the credit line with UBS or another lender, as applicable. If so, you should revise this disclosure to be consistent with the disclosure on page F-9 and discuss how the balance qualifies as cash equivalent, as described in
SFAS No. 95.
Part II

Exhibits
14. Please file the legal opinion and all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
15. Please revise your Form 10-KSB consistent with the comments to your Form SB-2.

Item 8A Controls and Procedures, page 27
16. We note the statement that there were material weaknesses but that the certifying officers have determined that now SES Solar has in place effective disclosure controls and procedures. Please revise to disclose in reasonable detail the basis for your officers` conclusions that the material weaknesses have been fully remediated.
17. We note that you state there were no "significant" changes in your internal controls. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please revise to state, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.
18. We note the disclosure that the company has in place disclosure controls and procedures "effective to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC`s rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure.

Exhibit 31.1 and 31.2
19. Please revise the 302 certifications to conform to the exact wording required by Exchange Act Rule 13a-14(a) and Item
601(b)(31)
of Regulation S-B. For example, please remove the titles of the certifying officers in the first line. Please also revise to replace the term "registrant" with "small business issuer."



*	*	*	*	*	*

      As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Brian McAllister, Accounting Branch Chief, at (202) 551-
3341
if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez, Senior Staff Attorney, at (202) 551-3536, or me at (202) 551-3720 with any other
questions.

Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	William Bennett
	Hogan & Hartson LLP
      (Fax) 202 637-5910




Jean-Christophe Hadorn
SES Solar Inc.
December 7, 2007
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